UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 8, 2008

Koninklijke Philips Electronics N.V. ———————————————————————————————————
(Translation of registrant’s name into English)

The Netherlands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report comprises a copy the following press releases entitled:

- “Philips announces completion of sale of Medquist stake to CBaySystems”, dated
August 6, 2008;
- “Philips announces sale of 383 million shares in TSMC”, dated August 14, 2008;
- “Philips completes cancellation of 35.3 million shares”, dated August 28,
2008;
- “Philips agrees to transfer TV assembly facility located in Juarez, Mexico to
Elcoteq”, dated September 4, 2008;
- “Philips notifies Dutch Authority for the Financial Markets of holding over 5%
of its own shares”, dated September 5, 2008;
- “Philips further expands healthcare business in emerging markets by acquiring
India-based Alpha X-Ray Technologies”, dated September 8, 2008;
- “Philips CFO elaborates on Philips’ progress in building the leading Health and Well-being brand at Credit Suisse Conference in London”, dated September 10,
2008;
- “Philips brand value increases by 8% to USD 8.3 billion in global Interbrand ranking of most valuable brands”, dated September 19, 2008;
- “Philips updates markets on Lighting and Design in meeting with financial analysts”, dated September 23, 2008;
- “Philips subsidiary takes steps to resolve pending and future asbestos claims”, dated September 26, 2008;
- “Philips sells Philips Speech Recognition activities to US-based Nuance
Communications”, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Koninklijke Philips Electronics N.V.

Date: October 8, 2008	By:	/s/ E.P. Coutinho
	Name:	E.P. Coutinho
	Title:	General Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.01	Press release
99.02	Press release
99.03	Press release
99.04	Press release
99.05	Press release
99.06	Press release
99.07	Press release
99.08	Press release
99.09	Press release
99.10	Press release
99.11	Press release